Room 4561
							September 6, 2005

Dr. Meir D. Burstin
Chairman of the Board of Directors
LanOptics Ltd.
1 Hatamar Street
P.O. Box 527
Yokneam 20692 Israel

	Re:	LanOptics Ltd.
      Form 20-F for Fiscal Year Ended December 31, 2004
	File No. 0-20860

Dear Dr. Burstin:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

Controls and Procedures, Page 71

1. We note your statements in the third paragraph regarding the inherent limitations of internal control systems. You should state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, SEC Release No. 33-8238.

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies

Note 2j - Redeemable Preferred shares in a subsidiary and Preferred shares in a subsidiary, page F-12

2. With regard to the redeemable preferred shares in EZchip,

a. Tell us how you are accounting for the accretion to the redemption value, including the amounts recorded in each period presented.

b. Provide a roll-forward of the related balances and a description of how the amounts recorded were computed, including the initial valuation of the shares in March of 2003.

c. Tell us the fair value of the shares as of December 31, 2004 and how this value was determined.

d. Provide us any additional information necessary surrounding your subsidiary to support your accounting for its preferred shares and refer to the relevant literature that supports your accounting. Address in your response the option you gave to the Major Shareholders to exchange their shares in EZchip for Ordinary shares of LanOptics.

Note 3 - Investment in EZchip, page F-21

3. Tell us more about the Swap Options you granted to the Major Shareholders in May 2003, which allows them to exchange their shares in EZchip for Ordinary shares of LanOptics. Include in your response the business reasons for granting the Swap Options and the underlying formula that will determine the exchange ratio. Explain your accounting for the Swap Option at issuance (May 2003) and the subsequent interim periods, including upon exercise. Refer to the authoritative literature that supports your accounting, including your consideration of EITF 00-19. Tell us whether the exchange transaction completed in June 2005 was completed under the provisions of the Swap Option and if so, discuss the exchange ratio and the respective accounting.

Note 13 c. - Shareholders` Equity, Stock Options of Subsidiary, page
F-34

4. We note that your privately-held subsidiary, EZchip, grants options to its employees and others for the purchase of its ordinary shares.  We further note your disclosure that the exercise price for
these options is equal to the market price of the shares at the date
of grant.  Since EZchip is a privately-held subsidiary, tell us how
you determined the exercise price is equal to the market price of the
shares for the periods presented.  Provide us any objective
evidence
and analysis to support your fair value determination, including issuances of preferred stock of the subsidiary, and conversion rates
associated with the Swap Option.   Similarly address the valuation
of
EZchip`s options using the Black-Scholes model, and how you determined the fair value of the underlying EZchip stock.
******

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



You may contact Tamara Tangen at (202) 551-3443 at or Lisa
Mitrovich,
Assistant Chief Accountant, at (202) 551-3453 if you have questions regarding comments on the financial statements and related matters.
If you need further assistance, you may contact me at (202) 551-
3488.


      Sincerely,



      Stephen G. Krikorian
      Branch Chief - Accounting

Meir D. Burstin
LanOptics Ltd.
September 6, 2005
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